EXHIBIT 99

DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

March 31, 2007

Assets
Current assets:
Cash and cash equivalents	$14,273
Receivables, net	281,389
Income taxes receivable	1,504
Inventories	111,287
Deferred income taxes	20,255
Prepaid expenses and other current assets	11,181

Total current asset	439,889
Property, plant and equipment, net	489,610
Goodwill	1,076,868
Identifiable intangible and other assets	194,789

Total	$2,201,156

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$281,944
Current portion of long-term debt	250,077

Total current liabilities	532,021
Long-term debt	495,636
Deferred income taxes	149,572
Other long-term liabilities	90,657
Parent’s net investment:
Parent’s net investment	940,222
Accumulated other comprehensive loss	(6,952)

Total parent’s net investment	933,270

Total	$2,201,156

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Three Months Ended
March 31, 2007

Net sales	$948,011
Cost of sales	712,943

Gross profit	235,068
Operating costs and expenses:
Selling and distribution	149,662
General and administrative	19,467
Amortization of intangibles	930
Facility closing and reorganization costs	1,480

Total operating costs and expenses	171,539

Operating income	63,529
Other (income) expense:
Interest expense	11,901
Other (income) expense, net	(96)

Total other expense	11,805

Income from continuing operations before income taxes	51,724
Income taxes	19,098

Net income	$32,626